UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2)*


                          Plumtree Software, Inc.
                          -----------------------
                             (Name of Issuer)


                               Common Stock
                               ------------
                      (Title of Class of Securities)


                                72940Q-10-4
                                -----------
                              (CUSIP Number)


                             December 31, 2004
                             -----------------
          (Date of Event Which Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 2 of 13


 1    Name Of Reporting Person                 H&Q PLUMTREE INVESTORS, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          PN



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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 3 of 13


 1    Name Of Reporting Person                       TODD U.S. VENTURES LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                            Texas

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          OO



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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 4 of 13


 1    Name Of Reporting Person      H&Q PLUMTREE INVESTMENT MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          OO



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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 5 of 13


 1    Name Of Reporting Person             H&Q TODD VENTURES MANAGEMENT LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          OO



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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 6 of 13


 1    Name Of Reporting Person                        GRANITE VENTURES, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       California

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          OO


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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 7 of 13


 1    Name Of Reporting Person                                RUPEN DOLASIA

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    United States

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          IN


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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 8 of 13


 1    Name Of Reporting Person                          STANDISH H. O'GRADY

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                    (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    United States

   NUMBER OF        5    Sole Voting Power                              -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                      2,101,409
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                         -0-
 PERSON WITH
                    8    Shared Dispositive Power                 2,101,409

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      2,101,409

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                   [ ]

 11   Percent Of Class Represented By Amount In Row 9                  6.5%

 12   Type Of Reporting Person*                                          IN


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CUSIP No. 72940Q-10-4          SCHEDULE 13G                    Page 9 of 13


Item 1(a).     Name of Issuer.

          Plumtree Software, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

          500 Sansome Street, San Francisco, CA  94111.

Item 2(a).     Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).     Address of Principal Business Office or, if none, Residence.

          The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).     Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities.

          Common Stock.

Item 2(e).     CUSIP Number.

          72940Q-10-4

Item 3.   Type of Reporting Person.

          Not applicable.

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information provided by the Issuer, there were 32,397,053 shares of Common Stock issued and outstanding as of December 31, 2004. At December 31, 2004, the reporting persons directly owned the following shares of Common Stock:


                                   Common Stock
Person                            Directly Owned
------                            --------------

H&Q Plumtree Investors, L.P.         1,957,626
Todd U.S. Ventures LLC                 143,783
                                     ---------
TOTAL                                2,101,409
                                     =========

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CUSIP No. 72940Q-10-4          SCHEDULE 13G                   Page 10 of 13


          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No. 72940Q-10-4          SCHEDULE 13G                   Page 11 of 13



                                 Signature
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 10, 2005.


H&Q PLUMTREE INVESTORS, L.P.        H&Q TODD VENTURES MANAGEMENT LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


TODD U.S. VENTURES LLC              GRANITE VENTURES, LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


H&Q PLUMTREE INVESTMENT             RUPEN DOLASIA
MANAGEMENT, LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


                                    STANDISH H. O'GRADY


                                    By:  /s/ Jackie A. Berterretche
                                         --------------------------
                                         Jackie A. Berterretche
                                         Attorney-in-Fact


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CUSIP No. 72940Q-10-4          SCHEDULE 13G                   Page 12 of 13



                               EXHIBIT INDEX



Exhibit A                 Joint Filing Undertaking            Page 14


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CUSIP No. 72940Q-10-4          SCHEDULE 13G                   Page 13 of 13



                         JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 10, 2005.


H&Q PLUMTREE INVESTORS, L.P.        H&Q TODD VENTURES MANAGEMENT LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


TODD U.S. VENTURES LLC              GRANITE VENTURES, LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


H&Q PLUMTREE INVESTMENT             RUPEN DOLASIA
MANAGEMENT, LLC


By:  /s/ Jackie A. Berterretche     By:  /s/ Jackie A. Berterretche
    ---------------------------          --------------------------
    Jackie A. Berterretche               Jackie A. Berterretche
    Attorney-in-Fact                     Attorney-in-Fact


                                    STANDISH H. O'GRADY


                                    By:  /s/ Jackie A. Berterretche
                                         --------------------------
                                         Jackie A. Berterretche
                                         Attorney-in-Fact